sapa:

02060900

02-11-28

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

RECD S.E.C.
DEC 9 2002
1086

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 21 November 2002:

Sapa to acquire aluminium component supplier Pressweld

Sapa expands – opens up three new sales offices

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enclosure

dlw 1/9

sapa:

Press Release

21 November 2002

Sapa to acquire aluminium component supplier Pressweld

Pressweld Ltd specialises in the design and manufacture of high quality extruded aluminium components ranging from decorative trim to structural parts. The company had a turnover of 7.6 M£ in 2001 and employs 115 people. The company is based in Gloucester, 2 hours west of London.

The engineering teams of Pressweld provide a unique engineering capability. Around 70% of Pressweld's sales are in the high-end automotive market, with the remainder split between the kitchen appliance, gaming machine and heating sectors. Typical applications include vehicle bright trim tread plates, grilles, airbag deployment doors and assemblies and panels and decorative frames.

The company is well managed and has grown considerably over the last years with satisfactory margins. The present management of Pressweld will remain in their positions.

"Sapa has a clear ambition to expand within high value-added aluminium profiles. This acquisition will give us presence in markets and product areas where we have not been present before, especially in the automotive industry. This will strengthen Sapa´s position as one of Europe´s leading suppliers of solutions based on aluminium profiles," says Staffan Bohman, President and CEO of Sapa.

Sapa is undertaking final negotiations with the present owner Vector Industries Ltd, whereby Sapa will acquire the aluminium component supplier Pressweld Ltd in the UK, subject to necessary approvals. It is the intention that Sapa will take over Pressweld by early December 2002.

For further information please contact Bo Askvik, CFO, telephone +46-8-459 59 18 or +46-70-819 59 18 or Staffan Bohman, President and CEO, telephone +46-8-459 59 11.

Sapa is an international industrial group focused on high value-added products based on the lightweight material aluminium. The products include profiles and heat-transfer strip in aluminium. Sapa has a turnover of approximately 12 billion SEK with 6,500 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport-, building-, engineering- and telecom industries. Sapa is listed on Stockholmsbörsen.

Further information about Sapa can be found on our web site; www.sapagroup.com

sapa:

Press Release

21 November 2002

Sapa expands – opens up three new sales offices

Sapa continues its expansion and opens up new sales offices in Spain, the Czech Republic and in China.

With Sapa's strategy to grow outside Europe, China is an evident place to open a sales office. "Our customers are getting more and more global and are spread all over the world. In order to easily supply them with specific solutions and systems, we want to follow their globalisation," says Staffan Bohman, President and CEO of Sapa.

The new sales office in Spain will be a compliment to Sapa's current activities on the Iberian Peninsula. Sapa Portugal is already developing, manufacturing and marketing value-added aluminium profiles for windows, doors and façade systems for the building and construction industry. "Through our establishment in Spain, we will be able to market ourselves more distinct towards customers within the building and construction industry which represents more than 40 per cent of the Group sales", continues Bohman.

Sapa is opening a sales office in the Czech Republic as well. Sapa Aluminium in Poland is exporting to the Czech Republic since a few years back. The export is continuing to increase. "We are convinced that the Czech Republic with its industrial base well under development will suit Sapa's expansion well", finalises Staffan Bohman.

For further information, please contact Bo Askvik, CFO, +46-8-459 59 18 or +46-70-819 59 18.

Sapa is an international industrial group focused on high value-added products based on the lightweight material aluminium. The products include profiles and heat-transfer strip in aluminium. Sapa has a turnover of approximately 12 billion SEK with 6,500 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport-, building-, engineering- and telecom industries. Sapa is listed on Stockholmsbörsen.

Further information about Sapa can be found on our web site; www.sapagroup.com

sapa:

02-11-28

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 28 November 2002:
Sapa's acquisition of UK Pressweld completed

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

sapa:

Press Release

28 November 2002

Sapa's acquisition of UK Pressweld completed

The acquisition by Sapa of the aluminium component supplier Pressweld Ltd in UK was completed on 27 November 2002. The purchase price amounts to MGBP 5.9 (approx. MSEK 84). Pressweld will be consolidated from 27 November 2002.

"Pressweld will strengthen our activities within automotive and have a positive effect on results already from day one," says Staffan Bohman, President and CEO of Sapa.

Pressweld specialises in the design and manufacture of high quality extruded aluminium components ranging from decorative trim to structural parts. The company had a turnover of MGBP 7.6 in 2001 and employs 115 people. The company is based in Gloucester, 2 hours west of London.

The engineering teams of Pressweld provide a unique engineering capability. Around 70% of Pressweld's sales are in the high-end automotive market, with the remainder split between the kitchen appliance, gaming machine and heating sectors. Typical applications include vehicle bright trim tread plates, grilles, airbag deployment doors and assemblies and panels and decorative frames.

The company is well managed and has grown considerably over the last years with satisfactory margins. The present management of Pressweld will remain in their positions.

For further information please contact Bo Askvik, CFO, +46-70-819 59 18.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has an annual turnover of approximately 12 billion SEK, with 6,500 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on the A-list of Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com

sapa:

02-11-28

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find press release of 12 November 2002:

Sapa moves from the A-list to the O-list on Stockholmsbörsen

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

Gabriella Pihl for

Magnus Wittbom
General Counsel

re

sapa:

Press Release

12 November 2002

Sapa moves from the A-list to the O-list on Stockholmsbörsen

The Board of Directors in Sapa AB (publ.) has decided to change listing of the Company's shares from Stockholmsbörsen's A-list to its O-list. The reason for this is to give Sapa's shareholders a possibility to benefit from the more favourable tax rules regarding inheritance and gift tax, that prevail for shares which are listed on the O-list as compared to the rules that applies to shares registered on the A-list.

"The inheritance and gift tax is almost three times as high for shares listed on the A-list as compared to shares listed on the O-list. This difference in taxation is hard to understand", says Per-Olof Eriksson, Chairman of the Board of Sapa.

"The Minister of taxation at the time, in May 1997, stated the willingness to review the system with separate taxation between different lists on the stock exchange. With this prospect Sapa moved listing of its share from the O-list to the A-list in September 1999. We are now faced with the fact that the difference in taxation still prevail and for this reason we move back to the O-list", says Per-Olof Eriksson, Chairman of the Board of Sapa

As from 26 November 2002 Sapa will be found on Stockholmsbörsen's O-list under the name SAPA.

For further information please contact Per-Olof Eriksson, Chairman of the Board, through Kerstin Isakson, telephone +46-8-459 59 11.

Sapa is an international industrial group, which develops and markets value-added aluminium profiles, profile-based components and systems, and heat exchanger strip in aluminium. Sapa has an annual turnover of approximately 12 billion SEK, with 6,500 employees all over Europe and in USA and China. Sapa is one of Europe's leading companies within its field and the customers are found in the transport, building, engineering and telecom industries. Sapa is listed on Stockholmsbörsen.

Further information about Sapa can be found on our web site www.sapagroup.com